SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 18, 2002


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                    (Address of Principal Executive Offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F X    Form 40-F_
                                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X
                                    ---     ---

Enclosure:    Investor Relations Release dated April 18, 2002: " Novartis continues on dynamic growth path as Pharmaceuticals increases market share".

                                                      Novartis International AG
                                                      Novartis Communication
                                                      CH-4002 Basel
                                                      Switzerland

                                                      Tel + 41 61 324 2200
[NOVARTIS LOGO OMITTED]                               Fax + 41 61 324 3300
                                                      Internet Address:
                                                      http://www.novartis.com



            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis continues on dynamic growth path as Pharmaceuticals increases market share

o   First-quarter Group sales up 13% in local currencies (10% in Swiss francs)

o Pharmaceuticals extends double-digit sales growth (+16% in local currencies; +14% in Swiss francs), driven by strong demand for cardiovascular, oncology and ophthalmic products in all regions

o Net profits surge 20% in Swiss francs driven by sharp rises in operational performance and financial income


Consolidated key figures

                                First quarter 2002          First quarter 2001         Change
                                USD m      CHF m        %        CHF m         %       CHF m      %
----------------------------------------------------------------------------------------------------
Sales                           4,742      7,967                 7,224                  743      10
Operating income                1,085      1,822                 1,545                  277      18
in % of sales                                         22.9                   21.4
Net income                      1,064      1,788                 1,485                  303      20
in % of sales                                         22.4                   20.6
----------------------------------------------------------------------------------------------------
Number of employees                       72,631                69,491                3,140       5
----------------------------------------------------------------------------------------------------
                                 USD        CHF                   CHF                  CHF
Earnings per share/ADS           0.42       0.70                  0.57                 0.13      23
----------------------------------------------------------------------------------------------------


Basel, 18 April 2002 - For the first time Novartis is reporting full financial results on a quarterly basis, further increasing transparency.


Dr. Daniel Vasella Chairman and CEO commented: "Our consistent strategy of investing in innovation and growth resulted in the continued dynamic performance. We gained segment share in the critical US market and strengthened our leadership in the cardiovascular and oncology fields. In 2002, we plan to further invest in R&D to enhance our competitive edge over the long-term, and will focus our resources on growing our strategic brands". In February, the reorganization of Consumer Health into business units was announced together with plans to divest the Health and Functional Food business with annual sales of about CHF 850 million.




                                                                            1/12

All USD figures are convenience translations of CHF into USD at a rate of 1.68. These translations should not be construed as representations that the CHF amounts actually represent, or could have been converted into, such USD amounts at the rate indicated or any other rate.

All product names appearing in italics are registered trademarks of the Novartis Group

Group sales up 10% to CHF 8.0 billion (USD 4.7 billion)

Group sales rose 13% in local currencies (10% in Swiss francs) above the previous first-quarter level. Sustained dynamic sales growth in Pharmaceuticals, strong sales in Generics and the superior performance in the US were the main contributors to the overall growth.

Operating income climbs 18% to CHF 1.8 billion (USD 1.1 billion)

On a Group level, Marketing & Distribution investments increased at a lower rate than sales. Investments in Research & Development increased 12% and were maintained at 13% of sales. General & Administration costs increased slightly as a percentage of sales owing to joint venture termination costs in OTC and additional intangible charges. As a result, operating income increased substantially by 18% to CHF 1.8 billion (USD 1.1 billion), with the Group's operating margin improving to 22.9% versus 21.4% for the same period last year.

Net income rises 20% to CHF 1.8 billion (USD 1.1 billion)

This record level of net income resulted from a strong growth in operating income paired with a higher net financial income, up 74% to CHF 378 million (USD 225 million). Taxes amounted to CHF 398 million (USD 238 million), corresponding to a tax rate of 18.2% up 1.2 percentage points from the prior period.

Outlook

Growth momentum is expected to continue in Pharmaceuticals based on the performance of key brands, new product roll-outs and new indications. The strong start in the first quarter of 2002 underscores Novartis' forecasts of full-year Pharmaceuticals sales growth in the 10% range, with top-line growth driving an equivalent rise in operating income, resulting in a stable operating margin - assuming no unexpected product approvals.

The remaining sectors are expected to develop in line with their respective markets, with the non-pharmaceutical operating margins on average maintained.

Barring any unforeseen events, Group sales are expected to increase in the mid to high single-digit range in 2002, with operating income growing in line with sales. Net financial income, which is still difficult to predict, is expected to be lower than last year but net income is expected to reach a new record level.


Sector reviews

Sales by sector

                     First quarter 2002    First quarter 2001                  Change
                                                                                         in local
                                                                                        currencies
                       USD m     CHF m                  CHF m       in CHF m   in CHF %      %
--------------------------------------------------------------------------------------------------
Pharmaceuticals        3,067     5,153                  4,538          615        14        16
Generics                 384       646                    528          118        22        26
OTC                      340       571                    601(1)       -30        -5        -3
Animal Health            150       252                    240           12         5         8
Medical Nutrition(2)     223       375                    373(1)         2         1         3
Infant & Baby            323       542                    521(1)        21         4         3
CIBA Vision              255       428                    423            5         1         4
--------------------------------------------------------------------------------------------------
Total                  4,742     7,967                  7,224          743        10        13
--------------------------------------------------------------------------------------------------

1 Restated to reflect a change in the classification of certain sales incentives and discounts to retailers. In the first quarter of 2001, sales have been reduced by CHF 30 million, CHF 11 million and CHF 55 million for OTC, Medical Nutrition, and Infant & Baby, respectively, with a corresponding reduction in marketing and distribution expenses.

2   Including Health & Functional Food


                                                                            2/12

Operating income by sector

                            First quarter 2002              First quarter 2001         Change
                                                % of                         % of
                          USD m     CHF m      sales             CHF m      sales  in CHF m    in %
---------------------------------------------------------------------------------------------------
Pharmaceuticals             862     1,448       28.1             1,244       27.4     204        16
Generics                     55        92       14.2                65       12.3      27        42
OTC                          32        54        9.5                58        9.7      -4        -7
Animal Health                25        42       16.7                44       18.3      -2        -5
Medical Nutrition1           14        23        6.1                18        4.8       5        28
Infant & Baby                59        99       18.3                90       17.3       9        10
CIBA Vision2                 23        38        8.9                 6        1.4      32        --
Corporate income, net        15        26                           20         --       6        30
---------------------------------------------------------------------------------------------------
Total                     1,085     1,822       22.9             1,545       21.4     277        18
---------------------------------------------------------------------------------------------------

1   Including Health & Functional Food

2 Excluding exceptionals in the first quarter of 2001 associated with the Wesley Jessen acquisition (CHF 28 million), operating income would have been CHF 34 million, producing a 2002 increase of 12% in Swiss francs and a 2001 operating margin of 8%.

Pharmaceuticals

Sales

Pharmaceuticals first-quarter sales climbed 16% in local currencies (+14% in Swiss francs) to CHF 5.2 billion (USD 3.1 billion), with all countries performing well. In the US, sales surged 23%, driven by strong demand for cardiovascular, oncology and ophthalmics products.

Operating income

Strong top line growth driven by increased volumes lifted Pharmaceuticals' operating income by 16%. Research & Development investments increased 10% as a result of the new research strategy initiated in the second part of 2001 and to advance projects in the final stages of development.

Highlights

Primary Care

Diovan/CoDiovan (+80%, US: +102%; hypertension) sales continued to grow dynamically. The brand extended its leadership of the angiotensin II receptor blocker category in the US, where more than half of its sales are generated and where its share of total prescriptions at the quarter-end reached 36.8% (IMS weekly TRx data). In the US, the tablet formulation and the 320mg strength were rolled out, offering greater choice and flexibility in terms of dosage strength than any other product in the class. Further data published in March from the Val-HeFT study showed that Diovan reduced mortality by 33% and morbidity by 44% in heart failure patients who did not take ACE inhibitors.

The Cibacen (hypertension) range posted sales growth of 39% (US: +49%), driven by the continuing strong performance of Lotrel (Cibacen combined with amlodipine; US: +55%), which extended its share of new prescriptions in the US amlodipine segment to 22.7% at the quarter-end.

Lescol (+31%, US: +39%; cholesterol reduction) sales were up markedly on the prior period due to the XL (extended-release) formulation and the product's particularly favorable proven safety/efficacy profile compared with other statins. This was underscored by positive new data

----------------------

Percentages indicating changes in product sales refer to local currencies


                                                                            3/12
from an analysis of 9000 patients published in January and the landmark LIPS clinical trial, published in March, which demonstrated the protective effect of Lescol against future fatal and non-fatal cardiac events.

Lamisil (-16%, US: -42%; fungal infections) sales dropped reflecting increased inventories in the US at the end of 2001. The product's success in gaining market segment share from its major competitor was further supported by clinical results, published in March, from the L.I.ON. I.E.S. study, showing higher long-term cure with Lamisil compared with itraconazole in treating fungal toenail infections.

Famvir (+26%, US: +31%; viral infections) performed very well thanks to its unique benefit in reducing the duration of painful, post-herpetic neuralgia.

Exelon (+23%, US: +37%; Alzheimer's disease) continued to grow dynamically in spite of increased competition in its fast-growing segment. Results were published in January showing for the first time that Exelon is beneficial for patients with subcortical vascular dementia.

Trileptal (+82%, US: +105%; epilepsy) sales were driven by the roll-out in the US, where the product is also now being launched in the additional indication of monotherapy in childhood epilepsy. The new oral suspension formulation offering more convenient administration for young patients is being introduced in Europe.

Recently launched products and pipeline update

Elidel, the new non-steroid cream for treating eczema was launched in its first market, the US. It gained its first EU approval, in Denmark, in March and was approved more recently in Mexico and Columbia. The clinical data released in the first quarter showed that eczema improved in 82% of adults treated with Elidel cream.

Starlix (CHF 32 million; USD 19 million, type 2 diabetes) is progressing slowly in the very competitive oral anti-diabetics market; its uptake is expected to increase as post-prandial glucose monitoring becomes standard clinical practice.

Zelmac/Zelnorm, for irritable bowel syndrome (IBS), gained further market approvals, including Australia, Canada and Brazil, bringing the total number of countries in which this novel treatment is approved to 27. The response from patients and physicians has been very positive. Survey results published in March emphasize that IBS is under-diagnosed and has a negative economic impact worldwide. Novartis has provided further data to the FDA and is continuing to work with regulatory authorities in the US and the EU to bring the product to female patients who are in need of a safe and effective treatment for IBS.

Phase III trials of zoledronic acid for treatment of postmenopausal osteoporosis and Paget's disease were initiated. New data were published in the February edition of the New England Journal of Medicine demonstrating the drug's efficacy in increasing bone mineral density in post-menopausal women with osteoporosis after a once-yearly dose.

Oncology

Novartis Oncology sales grew strongly (+28% in local currencies), thanks in particular to the introduction of Glivec/Gleevec and the strong performances of Femara, Zometa and Sandostatin.

Glivec/Gleevec (chronic myeloid leukemia) first-quarter sales topped CHF 183 million (USD 109 million). Now approved in more than 60 countries, this innovative cancer therapy was awarded the prestigious Prix Galien in France last month. The February 2002 issue of New

----------------------------

Percentages indicating changes in product sales refer to local currencies


                                                                            4/12

England Journal of Medicine reported that 95% of Glivec/Gleevec-treated patients with late chronic phase CML were alive at 18 months. Novartis plans to apply, by mid 2002, for a label change to include newly-diagnosed CML patients. In February, the product gained US approval for use in gastrointestinal stromal tumors; it has also received approval in Switzerland and a positive opinion from the CPMP bringing it closer to European approval for this rare life-threatening disease.

Zometa (bone cancer complications) achieved sales of CHF 112 million (USD 66 million) and, in February, gained broad FDA approval for treating patients with multiple myeloma and patients with documented bone metastases from lung cancer, breast cancer, other solid tumor types and prostate cancer - a large market with high need for effective treatment. Promotion to urologists was initiated in the US in March. Approval for bone metastases is expected in the EU in the third quarter.

Aredia (bone metastases; -40%, US: -52%), sales reflected the impact of first generics and the introduction of Zometa, the new generation, more convenient and more potent successor compound. Aredia and Zometa posted combined sales of CHF 306 million (USD 182 million), down 6% from the first quarter of 2001.

Femara, the first-line treatment for advanced breast cancer in hormone sensitive post-menopausal women posted a sales increase of 63% over the prior period, benefiting from the rapid expansion of the global market for aromatase inhibitors. Data were published demonstrating Femara's (in vivo) superiority to anastrazole in suppressing estrogen levels, and a head-to-head comparison of the two drugs in the second line setting will be presented at the American Society of Clinical Oncology meeting in May.

Sandostatin (+30%; US: +47%; acromegaly/carcinoid syndrome) continued strong growth in its market segments, thanks to the success of the more convenient, long-acting, once-a-month LAR formulation.

Ophthalmics

Ophthalmics posted a 25% rise in sales in local currencies (22% in Swiss francs) above the first quarter of last year, due mainly to the performance of Visudyne.

Visudyne (+47%; US: +40%; treatment for forms of choroidal neovascularization secondary to age related macular degeneration) sales continued to grow strongly due to increased usage in newly approved indications, reimbursement in major European markets and geographical expansion. Visudyne therapy is now available in some 60 countries for its main indication and is also approved in more than 35 countries including the EU, US and Canada for additional indications. A direct-to-consumer marketing campaign was launched in the US in February to increase awareness of Visudyne therapy.

The remaining Ophthalmics business including anti-allergy, dry-eye and glaucoma treatments posted solid sales growth.

Transplantation

Sales of Neoral/Sandimmun, the cornerstone of immunosuppression, eased down just 1% from the prior period level, owing mainly to strong US (+7%) and European performances.

Simulect, the induction immunosuppressant designed to complement Neoral and optimize clinical outcomes, posted a 28% rise in sales (US: +72%) as it gained market segment share from established competitor brands in most geographic regions.


--------------------------

  Percentages indicating changes in product sales refer to local currencies


                                                                            5/12

Mature Products

The slow-down in sales erosion of mature brands continued in the first quarter of 2002 as a result of steps taken to further drive marketing and sales force productivity across key markets. The sales decline rate of Voltaren (-3%; US:
-33%; anti-inflammatory) developed as anticipated.


Generics

Sales

Novartis Generics sales jumped 26% in local currencies million (22% in Swiss francs) to CHF 646 million (USD 384 million), reflecting a slower start in the previous year, new product launches, increased volumes and, to some extent, recent acquisitions.

The Retail Business posted exceptionally strong gains, particularly in the US and Mexico, fuelled by recent launches including the anti-depressant fluoxetine (a generic form of Prozac(R)), the diabetes drug metformin (a generic form of Glucophage(R)), and the anti-inflammatory nabumetone (a generic form of Relifex(R)/Relafen(R)). The latter two were launched in January and February respectively.

The Industrial Business benefited from sustained strong sales of bulk antibiotics. Production is currently focussed on various high-value compounds, the sales of which are expected to occur in the second half of the year. The contract manufacturing business showed further favorable growth.

Operating income

Operating income soared 42%, mainly as a result of the high margin fluoxetine business, the benefits of restructuring in the US, and acquisition synergies. Costs related to the latter items did not in recur in the first quarter of 2002. The operating margin increased 1.9 percentage points to 14.2%.


OTC

Sales

First-quarter sales of OTC (over-the-counter) medicines reached CHF 571 million (USD 340 million).

Excluding terminated businesses, sales grew 3%, driven by the key brands Lamisil Cream (antifungal), Nicotinell/Habitrol (smoking cessation), Maalox (heart burn, indigestion), and Denavir (herpes), which was recently transferred from Pharmaceuticals. Additional impetus came from Benefiber, a natural fiber laxative developed by Novartis and recently launched in the US.

The expiry of two licensing/distribution agreements at the end of last year combined with a weak season for cough and cold products in the US, led to an overall decline in sales of 3% in local currencies (-5% in Swiss Francs).

Operating income

Operating income dropped 7% to CHF 54 million owing to lower volumes and provisions for the expected impact of the Kao joint venture in Japan, which was terminated in March. The operating margin eased down 0.2 of a percentage point to 9.5%.


------------------------

Percentages indicating changes in product sales refer to local currencies


                                                                            6/12

Animal Health

Sales

In an overall stagnating market, Animal Health sales were up from the same period of last year by 8% in local currencies (5% in Swiss francs) to CHF 252 million (USD 150 million). The US vaccine business acquired in January contributed 6 percentage points to sales growth, the remainder coming principally from a pick-up in European sales combined with good performances in the Latam and Asia/Pacific regions. First-quarter revenues in the US were lower, owing to a shift of the Spring sales offer to the second quarter this year.

The farm animals business, delivered strong sales growth, led by the therapeutic antimicrobials Tiamutin and Econor for pigs and poultry. The Vaccines and Aquahealth businesses continued to perform well and were strengthened by the US launch of a novel vaccine for dairy cattle. The companion animal business faced increased competition particularly in the flea treatment area, but benefited from the solid performance of Interceptor (worm treatment) and the strong growth of Fortekor, the cardio/renal drug for dogs and cats.

Operating income

Animal Health's operating income reached CHF 42 million, 5% lower than in the first quarter of last year, owing mainly to acquisition-related costs. The operating margin was 16.7%, 1.6 percentage points off the previous period's high level.


Medical Nutrition (including Health & Functional Food)

Sales

Combined Medical Nutrition and Health & Functional Food sales grew 3% in local currencies (1% in Swiss francs) to CHF 375 million (USD 223 million).

Medical Nutrition posted solid sales growth in all regions as a result of continued focus on the umbrella brands Isosource and Novasource (tube feeding products), Resource (medical food supplements) and Impact (immunonutrition), a concentration on specific disease segments, and the expansion of the home-care channel.

Health & Functional Food (HF&F) sales were slightly lower than in the prior period owing mainly to the continued weak performance of the juice business in Poland and lower-than-expected Food and Beverage sales in China due to a change of distributors. Plans to divest the HF&F business by year-end are proceeding on track.

Operating Income

Operating income was up 28% to CHF 23 million, owing to lower R&D costs in HF&F. Marketing & Distribution investments increased in Medical Nutrition to enhance sales force activities. The operating margin climbed 1.3 percentage points to 6.1%.


Infant & Baby

Sales

The Infant & Baby sector continued to outpace its segments, posting first-quarter sales growth of 3% in local currencies (4% in Swiss francs) to CHF 542 million (USD 323 million) despite only moderate birth rate increases.

In the largest segment, US baby/toddler food, Gerber continued to build its share through innovative marketing programs and initiatives. The Gerber Wellness line posted record quarterly growth as US sales jumped 40% above the first quarter of last year.


----------------------------

Percentages indicating changes in product sales refer to local currencies


                                                                            7/12

Performance outside the US was good with Latam sales growing 11%. Asia also turned in a good overall performance, whilst Europe and the Middle East had to contend with increased competition.

Operating Income

Operating income rose 10% to CHF 99 million (USD 59 million) as a result of continued productivity gains and lower investments for development and product introductions than in the previous period. As a result, the operating margin improved by one percentage point to 18.3%.


CIBA Vision

Sales

First-quarter sales at CIBA Vision increased 4% in local currencies (1% in Swiss francs) to CHF 428 million (USD 255 million), driven by the Focus range of contact lenses and the FreshLook brand of cosmetic lenses, which were introduced in Japan.

In the ophthalmic surgical business, Vivarte, the anterior chamber phakic refractive lens, was launched in Europe and the company signed an agreement with Presby Corp. for a worldwide license to innovative ophthalmic surgical products.

The lens-care business continued to contend with a declining market by rolling out new improved-convenience products including SOLO-care PLUS, which gained FDA approval in January.

Operating income

First-quarter operating income increased by CHF 32 million to CHF 38 million (USD 23 million) and the operating margin increased from 1.4% to 8.9%. The improvement was mainly due to non-recurring costs of CHF 28 million in the first quarter of 2001 related to the integration of Wesley Jessen. Adjusting for this, the operating margin increased from 8.0% in 2001 to 8.9% in 2002.


Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 600 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.



Further reporting dates in 2002

First half and second quarter sales and results          22 July 2002
Nine months and third quarter sales and results          17 October 2002


                                                                            8/12

Condensed consolidated financial statements

Consolidated income statements (unaudited)

                                     First quarter 2002    First quarter 2001   Change in
                                        USD       CHF                     CHF     CHF       %
                                     millions   millions             millions   millions
---------------------------------------------------------------------------------------------
Total sales                            4,742      7,967                7,224       743     10
Cost of goods sold                    -1,179     -1,983               -1,874      -109      6
Gross profit                           3,563      5,984                5,350       634     12
Marketing & Distribution              -1,596     -2,681               -2,499      -182      7
Research & Development                  -620     -1,041                 -929      -112     12
General & Administration                -262       -440                 -377       -63     17
Operating income                       1,085      1,822                1,545       277     18
Result from associated
  companies                               -7        -12                   31       -43     --
Financial income, net                    225        378                  217       161     74
Income before taxes and
  minority interests                   1,303      2,188                1,793       395     22
Taxes                                   -238       -398                 -305       -93     30
Minority interests                        -1         -2                   -3         1    -33
---------------------------------------------------------------------------------------------
Net income                             1,064      1,788                1,485       303     20
---------------------------------------------------------------------------------------------


Condensed consolidated balance sheets

                                          31 March        31 Dec.       Change        31 March
                                              2002           2001                         2001
                                       (unaudited)                                 (unaudited)
                                             CHF m          CHF m        CHF m           CHF m
-----------------------------------------------------------------------------------------------
Assets
Total long-term assets                      32,961         32,585          376          27,038
Cash, short-term deposits and
  marketable securities                     20,222         21,844       -1,622          20,945
Other current assets                        12,387         12,356           31          12,522
-----------------------------------------------------------------------------------------------
Total assets                                65,570         66,785       -1,215          60,505
-----------------------------------------------------------------------------------------------
Total equity                                41,421         42,245         -824          36,670
Financial debts                              6,616          7,566         -950           6,273
Other liabilities and minority
  interests                                 17,533         16,974          559          17,562
-----------------------------------------------------------------------------------------------
Total equity and liabilities                65,570         66,785       -1,215          60,505
-----------------------------------------------------------------------------------------------



All USD figures are convenience translations of CHF into USD at a rate of 1.68. These translations should not be construed as representations that the CHF amounts actually represent, or could have been converted into, such USD amounts at the rate indicated or any other rate.


                                                                            9/12

Condensed consolidated cash flow statement and change in liquidity (unaudited)

                                                   3 months ended 31 March           Change
                                                   2002               2001
                                                  CHF m              CHF m            CHF m
--------------------------------------------------------------------------------------------
Cash flow from operating activities               2,041              2,005               36
Cash flow from investing activities                -923                700           -1,623
Cash flow from financing activities              -3,207             -2,631             -576
Translation effect on cash and
  cash equivalents                                   -9                192             -201
--------------------------------------------------------------------------------------------
Change in cash and cash equivalents              -2,098                266           -2,364
Change in short- and long-term
  marketable securities                             476                156              320
Change in short- and long-term
  financial debt                                    950               -211            1,161
--------------------------------------------------------------------------------------------
Change in net liquidity                            -672                211             -883
Net liquidity at 1 January                       14,278             14,461             -183
--------------------------------------------------------------------------------------------
Net liquidity at 31 March                        13,606             14,672           -1,066
--------------------------------------------------------------------------------------------

Free cash flow after dividend                      -508               -368             -140
--------------------------------------------------------------------------------------------


Condensed consolidated changes in shareholders' equity (unaudited)

                                                First quarter      First quarter       Change
                                                         2002               2001
                                                        CHF m              CHF m        CHF m
----------------------------------------------------------------------------------------------
Consolidated equity at 1 January                       42,245             38,908        3,337
Dividends to third parties                             -2,297             -2,194         -103
Disposal / acquisition of treasury shares                  66             -1,164        1,230
Translation effects                                      -380                -76         -304
Net income for first three months                       1,788              1,485          303
Other equity movements                                     -1               -289          288
----------------------------------------------------------------------------------------------
Consolidated equity at 31 March                        41,421             36,670        4,751
----------------------------------------------------------------------------------------------


Share information

                                                   First quarter 2002           First quarter
                                                                                         2001
----------------------------------------------------------------------------------------------
Average number of shares outstanding (million)               2,548.7                 2,601.5
Basic earnings per share (CHF)                                   0.70                    0.57
Diluted earnings per share (CHF)                                 0.70                    0.57

                                                        31 March 2002           31 March 2001
----------------------------------------------------------------------------------------------
Registered share price (CHF)                                    66.15                   67.72
ADS price (USD)                                                 39.60                   39.33
Market capitalization (CHF billion)                            168.6                   175.3


US GAAP information

                                                   First quarter 2002      First quarter 2001
                                                                CHF m                   CHF m
----------------------------------------------------------------------------------------------
US GAAP net income                                              1,592                     891
US GAAP equity at 31 March                                     51,221                  44,629



                                                                           10/12

 Notes to the interim financial report for the three months ended 31 March 2002

1. Basis of preparation

The unaudited interim financial report for the three months ended 31 March 2002 has been prepared in accordance with the accounting policies set out in the Financial Report for the year ended 31 December 2001 and International Accounting Standard 34 on Interim Financial Reporting.

There were no significant changes in accounting policies or estimates or in any contingent liabilities from those disclosed in the 2001 Financial Report.

2. Changes in the scope of consolidation and other significant acquisitions

The following significant changes were made during the three months to 31 March 2002 and in 2001:

2002

Animal Health

In January, the sector completed the acquisition of two US farm animal vaccine companies, Grand Laboratories Inc., Iowa and ImmTech Biologies Inc., Kansas. The combined 2001 revenues were approximately CHF 55 million (USD 33 million) and the combined purchase price is a minimum of CHF 160 million of which CHF 140 million was settled in Novartis American Depositary Shares. The final purchase price may increase depending on whether certain future sales and other targets are met.

Medical Nutrition (including Health & Functional Food)

In February, Novartis announced its intention to divest the Health & Functional Food businesses by the end of 2002.

2001

Generics

In January, the sector acquired the generic business line in the USA of Apothecon Inc., from Bristol Myers Squibb. In April, the sector acquired Labinca SA, Buenos Aires, Argentina and Lagap Pharmaceuticals Ltd., UK.

Corporate

During 2001, the Group acquired 21.3% of the voting shares of Roche Holding AG, which represents approximately 4% of its total shares and equity securities.

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "plan", "expect", "estimates", "forecasts", "will", or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of new products and new indications to be approved for existing products, expected to be introduced or have been introduced by the Group and anticipated customer demand for such products. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to clinical trials and product development, unexpected regulatory delays or government regulation generally, and obtaining and protecting intellectual property, as well as factors discussed in the Group's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.


                                                                           11/12

Sales of top twenty pharmaceutical products

                                                   US                 Rest of World                Total              % change
                                                       % change                 % change
                                                       in local                  in local                                   in local
Brands               Therapeutic Area        CHF m   currencies      CHF m     currencies     CHF m     USD m    in CHF   currencies

-----------------------------------------------------------------------------------------------------------------------------------
Diovan/Co-Diovan     Hypertension              315          102        286             62       601       358        76          80
Neoral/Sandimmun     Transplantation           136            7        315             -4       451       269        -4          -1
Cibacen/Lotensin     Hypertension              368           49         49             -7       417       248        40          39
  (of which Lotrel)                           (223           55          0                      223       133        56          55)
Sandostatin (group)  Acromegaly                122           47        128             18       250       149        29          30
Lamisil (group)*     Fungal infections          97          -42        140             16       237       141       -19         -16
Voltaren (group)*    Inflammation/pain           6          -33        230             -2       236       141        -9          -3
Lescol               Cholesterol reduction     106           39        111             25       217       129        28          31
Aredia (group)       Cancer complications      102          -52         92            -18       194       116       -40         -40
Glivec/Gleevec       Chronic myeloid            79         n.a.        104           n.a.       183       109      n.a.        n.a.
Tegretol             Epilepsy                   65           16         97              3       162        97         5           8

------------------------------------------------------------------------------------------------------------------------------------

Top ten products                             1,396           23      1,552             18     2,948     1,757        18          20
Miacalcic            Osteoporosis               86          -19         63             -3       149        89       -13         -13
HRT Range**          Hormone replacement        68           79         57             -6       125        75        24          25
Leponex/Clozaril     Schizophrenia              49          -14         75              1       124        74        -7          -5
Exelon               Alzheimer's disease        71           37         50              8       121        72        22          23
Visudyne             A form of wet AMD          72           40         43             60       115        69        44          47
Zometa               Cancer complications       88         n.a.         24           n.a.       112        66      n.a.        n.a.
Foradil              Asthma                      9         n.a.         99              6       108        64        13          15
Famvir *             Antivirals                 78           31         25             13       103        61        26          26
Trileptal            Epilepsy                   59          105         23             44        82        49        82          82
Femara               Breast cancer              26          138         43             37        69        41        60          63

------------------------------------------------------------------------------------------------------------------------------------
Top twenty total                             2,002           30      2,054             17     4,056     2,417        21          23

Rest of portfolio                              236          -17        861              1     1,097       650        -7          -3
------------------------------------------------------------------------------------------------------------------------------------
Total                                        2,238           23      2,915             12     5,153     3,067        14          16
------------------------------------------------------------------------------------------------------------------------------------

*First quarter 2001 restated because of transfers to other sectors
**Including Clima / Meri range
  All USD figures are convenience translations of CHF into USD at a rate of
1.68. These translations should not be construed as representations that the CHF amounts actually represent, or could have been converted into, such USD amounts at the rate indicated or any other rate.


                                                                           12/12

                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Novartis AG


Date:    April 18, 2002                  By:  /s/ RAYMUND BREU
                                             ----------------------------

                                         Name:    Raymund Breu
                                         Title:   Chief Financial Officer